Exhibit 99.1

RADA Electronic Industries Ltd. announces the appointment of Ms. Ofra Brown as a director, to fill the vacancy that resulted from the conclusion of the three-year term of office of Ms. Tal Misch, an external director.

NETANYA, Israel, October 25, 2021 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars for the maneuver force (“RADA” or the “Company”), announced the appointment of Ms. Ofra Brown as a director, to fill the vacancy resulting from the conclusion of the term of office of Ms. Tal Misch as an external director, on October 21, 2021. The Company thanks Ms. Misch for her service as a member of its Board of Directors.

Ms. Brown has since 2013 served as Secretary and Corporate Affairs Office of VIZRT Ltd, a technological leader in the areas of real-time 3D graphics, studio automation, sports analysis and management tools for the media and entertainment industries.  She served as chief financial officer of VIZRT from 2001 to 2013, during which time it was a public company traded on the Frankfurt Stock Exchange and on the Oslo Stock Exchange. Ms. Brown has since May 2018 served as an advisory director of Daroma Tzafona, a non-profit organization in Israel, whose mission is to transform the landscape of economic opportunity and bring sustainable socio-economic change in the Negev and Galilee. From 2010 to 2019, she served as an external director of Taldor Computer Systems (1986) Ltd. From 1999 until 2001, Ms. Brown served as the chief financial officer of BVR Technologies Ltd, a company that was traded on NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd. Ms. Brown previously served as a director of Cimatron Ltd., Investec Underwriting and Consulting (Israel) Ltd. and Pointer Telocation Systems Ltd.  Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

About RADA Electronic Industries Ltd.
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.